FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July, 2005

Commission File Number: 001-14404

Telefónica del Perú S.A.A.

(Translation of registrant’s name into English)

Avenida Arequipa 1155

Santa Beatriz, Lima, Perú

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica del Perú

Item
1.	Translation of a letter to CONASEV, dated July 4, 2005, communicating a material fact about the redemption serial “A” of the 30th issue of the second program of commercial papers.

2.	Translation of a letter to CONASEV, dated June 30, 2005, communicating a material fact about the appointment of an alternate director by the special A-1 shareholders meeting.

Item 1

Lima, July 4, 2005

Messrs.

PUBLIC REGISTRY OF THE STOCK MARKET

NATIONAL SUPERVISORY COMMISSION

ON COMPANIES AND SECURITIES (CONASEV)

Dear Sirs:

According to article 28 of the Peruvian Capital Markets Law and regarding the Rules related to Key Events, Private Information and other Communications approved by CONASEV Resolution No. 107-2002-EF/94.10, Telefónica del Perú S.A.A. informs you about the following redemption serial “A” of the 30th issue of the second program of commercial papers:

Issue	Serial	Term	Date of Issue	Date of Maturity	Nominal Value
30th	A	360	07.09.04	07.04.05	S/35,000,000.00

Sincerely,

Julia María Morales Valentín

Stock Market Representative

Telefónica del Perú S.A.A.

Item 2

Lima, June 30, 2005

Messrs.

PUBLIC REGISTRY OF THE STOCK MARKET

NATIONAL SUPERVISORY COMMISSION

ON COMPANIES AND SECURITIES (CONASEV)

Re: Key Events

Dear Sirs,

According to article 28 of the Peruvian Capital Markets Law and regarding the Rules related to Key Events, Private Information and other Communications approved by CONASEV Resolution No. 107-2002-EF/94.10, Telefónica del Perú S.A.A. informs you that today the special A-1 shareholders meeting was held in universal form, and it designated Mr. Eduardo Navarro de Carvalho, Brazilian, with document of identity Nº C O 987241, as alternate director to the regular director Mr. Fernando José of Almansa Moreno-Barreda, Spanish, identified with passport N° Q754885. Mr. Eduardo Navarre de Carvalho will take on the job of alternate director today and, according to the company’s bylaws, he will act in case of impediment or absence of his corresponding regular director and will complete the pending period of the mandate of the Board of Directors.

Sincerely yours,

Julia María Morales Valentín

Representative to the Stock Exchange

Telefónica del Perú S.A.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica del Perú

Date: July 13, 2005	By:	/s/ JULIA MARÍA VALENTÍN
	Name:	Julia María Valentín
	Title:	General Counsel